EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              16 April 2004


                              WPP GROUP PLC ("WPP")

                     Result of Extraordinary General Meeting

At the adjourned Extraordinary General Meeting of share owners held today, the ordinary resolution to approve the 2004 Leadership Equity Acquisition Plan was passed. Proxies cast in advance of the meeting were 79.80% in favour, including abstentions in the total vote. Excluding abstentions, the proxy voting was (of the votes cast) 84.04% in favour.

For further information please contact: Feona McEwan, WPP Tel: 44-20 7408 2204


                                      -4-